SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          QUINTILES TRANSNATIONAL CORP.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   748767 10 0
                                 (CUSIP Number)

 September 25, 1998, September 28, 1998, September 29, 1998, October 15, 1998,
                      October 16, 1998 and October 20, 1998
            (Date of Events which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [x] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748767 10 0                                                Page 2 of 6

________________________________________________________________________________
1)   NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Barrie Stevens Haigh

________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3)   SEC USE ONLY



________________________________________________________________________________
4)   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United Kingdom

________________________________________________________________________________
  NUMBER OF    5)   SOLE VOTING POWER

   SHARES           4,225,616
               _________________________________________________________________
BENEFICIALLY   6)   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7)   SOLE DISPOSITIVE POWER

  REPORTING         4,225,616
               _________________________________________________________________
   PERSON      8)   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,976,186(1)

________________________________________________________________________________
10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
________________________________________________________________________________
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5%(2)

________________________________________________________________________________
12)  TYPE OF REPORTING PERSON (See Instructions):

     IN

________________________________________________________________________________


(1) 895,000 Shares are held by the CF Villture Fund (the "CF Villture Fund"), a unit trust governed by English law, which is controlled by Barrie Stevens Haigh and Stella Dorothy Haigh by virtue of their holding more than 75% of the total issued units. If Barrie Stevens Haigh and Stella Dorothy Haigh caused the dissolution of the CF Villture Fund, Barrie Stevens Haigh would be deemed to beneficially own 750,570 Shares because upon dissolution he would receive 569,666 Shares directly and 180,904 Shares as trustee (along with Stella Dorothy Haigh and Alexandra R.A. Miller) of the Barrie Haigh Children's Settlement No. 1 and Barrie Haigh Children's Settlement No. 2., respectively. In addition, in transactions expected to close on October 22, 1998 and October 23, 1998, the CF Villture Fund will dispose of 245,000 Shares, causing the number of Shares deemed to be beneficially owned by Barrie Steven Haigh (as described in the previous sentence) to decline by 205,463 Shares. For the purposes of these calculations the Shares received by Barrie Stevens Haigh as trustee are also deemed to be beneficially owned by Stella Dorothy Haigh as a result of both persons serving as trustees of the Barrie Haigh Children's Settlement No.1 and the Barrie Haigh Children's Settlement No. 2., respectively.

(2) In addition, as stated in footnote 1 the CF Villture will dispose of 245,000 Shares in transactions expected to close on October 22, 1998 and October 23, 1998, causing the number of Shares deemed to be beneficially owned by Barrie Stevens Haigh to decline by 205,463 Shares and the percentage of the total outstanding Shares beneficially owned by him to decline to 6.2%.

CUSIP No. 748767 10 0                                                Page 3 of 6

________________________________________________________________________________
1)   NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Stella Dorothy Haigh

________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3)   SEC USE ONLY



________________________________________________________________________________
4)   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United Kingdom

________________________________________________________________________________
  NUMBER OF    5)   SOLE VOTING POWER

   SHARES           424,370(3)
               _________________________________________________________________
BENEFICIALLY   6)   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7)   SOLE DISPOSITIVE POWER

  REPORTING         424,370(3)
               _________________________________________________________________
   PERSON      8)   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     749,704(3)(4)

________________________________________________________________________________
10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.0%(5)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions):

     IN

________________________________________________________________________________


(3) 14,055 Shares are held under the name of Stella Freeman, the maiden name of Stella Dorothy Haigh.

(4) 895,000 Shares are held by the CF Villture Fund which is controlled by Barrie Stevens Haigh and Stella Dorothy Haigh by virtue of their holding more than 75% of the total issued units. If Barrie Stevens Haigh and Stella Dorothy Haigh caused the dissolution of the CF Villture Fund, Stella Dorothy Haigh would be deemed to beneficially own 325,334 Shares because upon dissolution she would receive 144,430 Shares directly and 180,904 Shares as trustee (along with Barrie Stevens Haigh and Alexandra R.A. Miller) of the Barrie Haigh Children's Settlement No. 1 and Barrie Haigh Children's Settlement No. 2, respectively. In addition, in transactions expected to close on October 22, 1998 and October 23, 1998, the CF Villture Fund will dispose of 245,000 Shares, causing the number of Shares deemed to be beneficially owned by Stella Dorothy Haigh (as described in the previous sentence) to decline by 89,058 Shares. For the purposes of these calculations the Shares received by Stella Dorothy Haigh as trustee are also deemed to be beneficially owned by Barrie Stevens Haigh as a result of both persons serving as trustees of the Barrie Haigh Children's Settlement No.1 and the Barrie Haigh Children's Settlement No. 2, respectively.

(5) In addition, as stated in footnote 4 of the CF Villture will dispose of 245,000 Shares in transactions expected to close on October 22, 1998 and October 23, 1998, causing the number of Shares deemed to be beneficially owned by Stella Dorothy Haigh to decline by 89,058 Shares and the percentage of the total outstanding Shares beneficially owned by her to decline to 0.9%.

CUSIP No. 748767 10 0                                                Page 4 of 6

This Schedule 13G (the "Schedule 13G") is being filed with the Securities and Exchange Commission (the "Commission") jointly by Barrie Stevens Haigh and Stella Dorothy Haigh (together the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Shares"), of Quintiles Transnational Corp., a North Carolina corporation (the "Company"). As stated in the Commission's recent release adopting amendments to beneficial ownership reporting requirements, the filing of the Schedule 13G will be deemed to amend an existing Schedule 13D. (See Commission Release No. 34-39538). Therefore, the
Schedule 13G is deemed to amend and supplement the Reporting Persons' Amendment No.1 to the Schedule 13D (the "Amendment No. 1 to Schedule 13D") filed with the Commission on March 24, 1998. The Reporting Persons have switched from Schedule 13D to Schedule 13G because they prefer to use the short-form Schedule 13G instead of the long form Schedule 13D and they are able to satisfy the eligibility requirements necessary in order to use Schedule 13G.


Item 1(a)   Name of Issuer:

     Quintiles Transnational Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

     4709 Creekstone Dr.
     Riverbirch Building
     Suite 200
     Durham, NC 27703-8411

Item 2(a)   Name of Persons Filing:

     Barrie Stevens Haigh
     Stella Dorothy Haigh


Item 2(b)   Address of Principal Business Office:

     For Barrie Stevens Haigh, the address of his principal  business office is:
     Turville Court Estate
     Turville Heath
     Nr. Henley-on-Thames
     Oxon RG9 6JT
     England

     Stella Dorothy Haigh has no business address.

Item 2(c)   Citizenship:

     The citizenship of both Reporting Persons is the United Kingdom

Item 2(d)   Title of Class of Securities:

     Common Stock

CUSIP No. 748767 10 0                                                Page 5 of 6

Item 2(e)   CUSIP Number:

     748767100

Item 3

     As stated on the coverpage, this Schedule 13G is being filed pursuant to Rule 13d-1(c).

Item 4   Ownership

     Each Reporting Person is deemed to beneficially own the number of Shares and, based on information contained in the most recent publicily available filings of the Company with the Commission, the percentage of outstanding Shares listed in the responses to Items 9 and 11 of pages two and three filed herewith relating to such Reporting Person. In addition, the numbers of Shares with respect to which each Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 5, 6, 7 and 8, respectively, of pages two and three filed herewith relating to such Reporting Person.

     Until September 18, 1998 all of the Shares beneficially owned by the Reporting Persons were held in the name of a nominee of Morgan Stanley & Co. International Limited, the Reporting Persons' broker. On September 18, 1998 Barrie Stevens Haigh transferred 1.5 million Shares to the CF Villture Fund, a fund controlled by the Reporting Persons by virtue of their holding more than 75% of the issued units. Presently the Reporting Persons own or have shared voting power with respect to all of the units in the CF Villture Fund.

     Since the filing of Amendment No. 1 to Schedule 13D the Reporting Persons and the CF Villture Fund have sold Shares in a number of brokered transactions at the closing dates, amounts and prices indicated below:

           Seller(6)          Closing Date           Amount of Shares      Price
     Barrie Stevens Haigh     May 5, 1998               200,000           $49.12
     Barrie Stevens Haigh     May 6, 1998                62,500           $49.29
     Barrie Stevens Haigh     May 7, 1998                37,500           $49.00
     Barrie Stevens Haigh     May 8, 1998                67,500           $49.44
     Barrie Stevens Haigh     May 11, 1998               30,000           $48.99
     Barrie Stevens Haigh     May 14, 1998               65,000           $49.70
     Barrie Stevens Haigh     May 15, 1998               37,500           $49.58
     Barrie Stevens Haigh     May 18, 1998               55,000           $49.84
     Barrie Stevens Haigh     May 19, 1998               45,000           $50.24
     Stella Dorothy Haigh     June 15, 1998             100,000           $51.00
     CF Villture Fund(7)      September 25, 1998        100,000           $45.77
     CF Villture Fund(7)      September 28, 1998        100,000           $46.54

(6) In addition, in transactions expected to close on October 22, 1998 and October 23, 1998, the CF Villture Fund will dispose of an addition 245,000 Shares.

(7) The CF Villture Fund is controlled by the Reporting Persons by virtue of their holding more than 75% of the issued units.

CUSIP No. 748767 10 0                                                Page 6 of 6

     CF Villture Fund(7)      September 29, 1998        200,000           $47.89
     CF Villture Fund(7)      October 15, 1998          100,000           $47.73
     CF Villture Fund(7)      October 16, 1998          100,000           $46.32
     CF Villture Fund(7)      October 20, 1998            5,000           $49.75

(7) The CF Villture Fund is controlled by the Reporting Persons by virtue of their holding more than 75% of the issued units.

     It is presently expected that, subject to market conditions, the CF Villture Fund and the Reporting Persons will from time to time sell further Shares.


Item 5   Ownership of 5% or Less of a Class

     N/A

Item 6   Ownership of More than 5% on Behalf of Another Person

     N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

Item 8   Identification and Classification of Members of the Group

     N/A

Item 9   Notice of Dissolution of the Group

     N/A

Item 10  Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1998
                                                   /s/ Barrie Stevens Haigh
                                                   ----------------------------
                                                   Barrie Stevens Haigh

                                                   /s/ Stella Dorothy Haigh
                                                   ----------------------------
                                                   Stella Dorothy Haigh